 PaperClip Software, Inc

Jilin Dongsheng Weiye Science and Technology Development Co., Ltd.	c/o American Union Securities
Jifeng East Road, Ga F4 000-00	100 Wall Street, 15th Floor New York, NY 10005
86-432-4566702	(212) 232-0120

January 12, 2006

Michael Reedich, Special Counsel
Division of Corporate Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          PaperClip Software, Inc,
Schedule 14C Information Statement Filed November 28, 2006
File No. 0-26598

Dear Mr. Reedich:

We are in receipt of your comment letter dated December 7, 2006 regarding the above referenced filing. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses, which are reflected in the attached redlined PRER 14C and Amendment No. 2 to Form 8-K filed on January 23, 2007.

SCHEDULE 14C

General

1.
Throughout the filing, you mention your Series A Preferred Stock. You state that the information statement will be furnished to holders of the Series A Preferred Stock, and state that shares of Series A Preferred Stock are outstanding. However, on page 1 of the unaudited pro forma financial statements included as part of your Form 8-K/A filed on November 17, 2006 (Amended Form 8-K), you state that the outstanding shares of Series A Preferred Stock were converted into common stock at the closing of the ASI acquisition. Please revise your disclosure or advise.

The reference on page 1 of the unaudited pro forma financial statements included as part of our Form 8-K/A filed on November 17, 2006 (the “Amended Form 8-K”) was erroneously included and has been deleted. The outstanding shares of Series A Preferred Stock have not yet been converted into common stock. On January 23, 2007, we filed Amendment No. 2 to Form 8-K reflecting this change.

2.
It appears that the company needed to amend its certificate of incorporation to increase the number of authorized shares of common stock to have enough common shares authorized to complete the merger. Supplementally, please explain to us why you did not seek shareholder approval of the merger. If you believe such approval was not required, supplementally explain to us the legal basis of that belief, citing relevant legal authority, your certificate of incorporation, bylaws, facts, stock ownership, etc.

We had sufficient shares of capital stock authorized to complete the reverse merger and to issue to the ASI Shareholders 98.7% of PaperClip’s issued and outstanding common stock after full conversion of the Series B Convertible Preferred Stock, as such, neither shareholder approval nor an amendment to our Certificate of Incorporation was necessary.

Our Amended Certificate of Incorporation, Article Fourth, (attached as Exhibit 3.1(a) to our Form 10-KSB filed April 2, 2001; File No.: 000-26598) authorizes 10,000,000 shares of blank check preferred stock and authorizes our Board of Directors to:

provide for the issuance from time to time of the shares of Preferred Stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in a series, and to fix the designation, powers, preferences and rights of the shares of such series, which may be different from the designations, powers, preferences and rights of shares of any other series, and the qualifications, limitations or restrictions thereof.

Michael Reedich, Special Counsel	January 24, 2007
U.S. Securities and Exchange Commission	Page 2

On November 6, 2006, our Board of Directors designated 4,000,000 shares of the Company’s previously authorized 10,000,000 shares of blank check preferred stock, par value $.01 per share, as Series B Convertible Preferred Stock, of which each share automatically converts into 500 shares of common stock once sufficient authorized shares are available, and each share entitles the holder to 500 votes on matters submitted for stockholder approval.

Pursuant to Section 3.2 (Issuance of PCLP Shares) of the Stock Purchase and Share Exchange Agreement between PaperClip Software, Inc. (“PaperClip” or “PCLP”), American Sunrise International, Inc. (“ASI”), all ASI Shareholders, and Jilin Dongsheng Weiye Science and Technology Co., Ltd., a wholly-owned subsidiary of ASI (“Dongsheng”), entered into on November 6, 2006, amended November 9, 2006, and attached as Exhibit 2.1 to Form 8-K/A filed November 14, 2006 (the “Exchange Agreement”):

In exchange for 100% of the ASI common shares tendered . . . PCLP shall issue to the ASI Shareholders . . . a total of (1) shares of PCLP’s common stock, par value $.01 per share, and (2) shares of PCLP’s Series B Convertible Preferred Stock, par value $.01 per share, of which each share converts into 500 shares of PCLP’s common stock, which shall constitute an aggregate of 98.7% of PCLP’s issued and outstanding fully diluted common stock after the transaction is closed.

As disclosed in the Form 8-K/A filed January 23, 2007, on November 9, 2006, we acquired all of the issued and outstanding capital stock of ASI in consideration for a cash payment of $280,000 and in exchange for the issuance to the ASI Shareholders of (1) 18,153,934 shares of PaperClip common stock and (2) 1,762,472 shares of Series B Preferred Stock, of which each share converts into five hundred (500) shares, or such amount as necessary to equate to, in the aggregate, 98.7% of PaperClip’s issued and outstanding common stock as of November 9, 2006 (the “Share Exchange” or “Reverse Merger”).

Accordingly, we had sufficient shares of capital stock authorized to issue to the ASI Shareholders 98.7% of PaperClip’s issued and outstanding common stock once the Series B Preferred Stock is converted. Prior to conversion of the Series B Preferred Stock, the ASI Shareholders hold 68.89% of the issued and outstanding common shares, but have 98.7% of the voting rights including the Series B Preferred Stock.

3.	Please name the Majority Stockholder. Also, disclose in the filing how many of the shares that the Majority Holder owned as of November 22, 2006 were received in connection with the merger.

As disclosed on page 3 of the Information Statement, in the table under “Security Ownership of Certain Beneficial Owners and Management”, the Majority Stockholder is Aidong Yu, our Chief Executive Officer and Chief Financial Officer. We have amended the Information Statement to include this disclosure on page 2 as well. As of November 22, 2006, Mr. Yu was the beneficial owner of 9,746,847 common shares, representing 36.99% of the 26,350,457 outstanding shares of Common Stock, and (B) 946,275 Series B Convertible Preferred Stock shares, of which each share entitles the holder to 500 votes, which equates to 473,137,500 votes, representing 53.69% of the outstanding shares of Series B Convertible Preferred Stock. Mr. Yu is the beneficial owner of 482,884,347 or 52.99% of the 911,236,000 votes which may be cast on any matter.

We have amended the filing to include the following disclosure on page 4, note 10 to Security Ownership of Certain Beneficial Owners and Management table:

(10) Upon closing of the reverse merger on November 9, 2006, Huakang Zhou was the majority shareholder and received (A) 16,307,074 common shares, including (i) 1,134,016 shares held by Warner Technology & Investment Corp., (ii) 459,294 shares held by Xiaojin Wang, Mr. Zhou’s wife, and (iii) 14,713,764 pledged shares; and (B) 1,583,170 shares of Series B Convertible Preferred Stock, including (i) 110,096 shares held by Warner Technology & Investment Corp., (ii) 44,590 shares held by Xiaojin Wang, Mr. Zhou’s wife, and (iii) 1,428,485 pledged shares. The pledged shares were pledged to certain Dongsheng members, including Mr. Yu. At the time of

Michael Reedich, Special Counsel	January 24, 2007
U.S. Securities and Exchange Commission	Page 3

Closing, Mr. Zhou also assigned to those certain Dongsheng members the voting rights of these shares by executing a Shareholders Voting Proxy Agreement, which was attached as Exhibit 10.3 to the Form 8-K and is incorporated herein by reference. Accordingly, for voting purposes, Mr. Yu was the beneficial owner of 9,746,847 common shares and 946,275 Series B Convertible Preferred Stock shares at the time of closing of the reverse merger. Subsequent to the closing of the reverse merger, Mr. Yu acquired these shares from Huakang Zhou pursuant to the Entrusted Management Agreement and Share Pledge Agreement entered into on November 9, 2006 and disclosed in the Form 8-K/A filed November 17, 2006 and Exhibits 10.1 and 10.2 to the Form 8-K filed November 9, 2006, which are incorporated herein by reference.

Outstanding Voting Securities. page 3

4.
You state that as of the date of the consent by the Majority Stockholder, you had 946,275 shares of Series B Preferred Stock outstanding. However, it appears that you issued 1,762,472 shares of Series B Preferred Stock in the merger. Please revise.

We have revised the disclosure to state that 1,762,472 shares of Series B Preferred Stock were outstanding.

Security Ownership..., page 3

5.	Please update the table to reflect ownership as of November 22, 2006, the date of the consent.

We have revised the date on page 3 to November 22, 2006.

6.
The ownership amounts and percentages in this table dated as of November 20, 2006 differ significantly from those in the table contained in your Amended Form 8-K, which table was dated November 9, 2006. Please explain to us what caused these changes. For instance, we note that Huakang Zhou beneficially owned over 60% of your common stock and over 87% of your Series B Preferred Stock as of November 9, 2006, but that he is not listed on the November 20 beneficial ownership table. Please explain.

On January 23, 2007, we filed Amendment No. 2 to Form 8-K which reflects the correct ownership interests as of the closing of the reverse merger. These corrected amounts are included in the revised Information Statement. The prior Form 8-K filings inadvertently included incorrect amounts due to a clerical error in calculating same. Our response to question 3 above is incorporated herein by reference and more fully explains the mechanics of the reverse merger and restructuring agreements.

Increase the Number of Authorized Shares.... page 4

7.
Please revise the disclosure under this caption to disclose the capitalization of the company both before and after the amendment. For each class of securities, disclose the number of shares authorized, issued and outstanding. Also, disclose any commitments to issue shares pursuant to options, warrants, convertible securities, etc.

We have revised the disclosure to include the following:

The following tables set forth our capitalization before and after the increase in the number of authorized shares of common stock from 30,000,000 to 100,000,000 (the “Increase”) and the Reverse Stock Split.

Michael Reedich, Special Counsel	January 24, 2007
U.S. Securities and Exchange Commission	Page 4

	Capitalization Before Increase and Reverse Stock Split		Capitalization After Increase and Reverse Stock Split
Security	Authorized Shares	Issued and Outstanding Shares	Authorized Shares	Issued and Outstanding Shares

Common Stock	30,000,000	26,008,320	100,000,000	30,008,320

Preferred Stock¹	10,000,000	5,412,015	10,000,000	0

Series A Preferred Stock²	3,649,543	3,649,543	0	0

Series B Convertible Preferred Stock³	4,000,000	1,762,472	4,000,000	0

(1)	Our Board of Directors has designated two series of our preferred stock as enumerated in the above table. We have not issued any other shares of preferred stock.

(2)
We have received conversion notices for the outstanding shares of Series A Preferred Stock and will complete processing them and issuing shares once we increase our common stock, but before the reverse split is effective. Each share of Series A Preferred Stock is convertible into 1.09 shares of Common Stock. Shares of Series A Preferred Stock that are converted into shares of Common Stock will not be reissued.

(3)
Each share of Series B Convertible Preferred Stock is automatically converted into 500 shares of common stock once sufficient authorized common stock is available. Shares of Series B Convertible Preferred Stock that are converted into shares of Common Stock will not be reissued.

At this time we do not have any commitments to issue shares pursuant to options, warrants, convertible securities and the like.

8.
Under the Reverse Merger subheading, you state that you may use some of the additional shares authorized in connection with acquisitions, financings, etc. Please state whether or not you have any present agreements, understandings or arrangements to issue any of the additional shares.

We have revised the disclosure to state the following:

At this time, we do not have any agreements, understandings or arrangements to issue any of the additional shares.

Reverse Stock Split, page 5

9.
Please expand your disclosure to explain better the company's capitalization before and after the spilt. For each of these two cases, you should disclose the number of shares issued, outstanding, eligible for future issuance, reserved under option plans and the like, etc.

The response to question 7 above addresses this question and is incorporated herein by reference.

Additional Information. page 6

10.	Please incorporate by reference the Amended Form 8-K and the original Form 8-K you filed regarding the acquisition.

The Amendments Nos. 1 and 2 to Form 8-K and the original Form 8-K were incorporated by reference into the Preliminary 14C Information Statement.

Michael Reedich, Special Counsel	January 24, 2007
U.S. Securities and Exchange Commission	Page 5

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
PAPERCLIP SOFTWARE, INC.

By:	/s/ Aidong Yu
AIDONG YU
Chief Executive Officer Chief Financial Officer